August 9, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Jeffrey Gabor Erin Jaskot Bonnie Baynes Kevin Vaughn

Re:                             Aridis Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 226232)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between August 6, 2018 and the date hereof, approximately 410 copies of the Preliminary Prospectus dated August 6, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Monday, August 13, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO.

As representative of the Underwriters

By:	Cantor Fitzgerald & Co.

By:	/s/ John Belle
Name: John Belle
Title: COO, Investment Banking

Signature Page to Acceleration Request